UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. __)*

NEXTPLAT CORP

(Name of Issuer)

Common Stock, $0.0001 par value per share

(Title of Class of Securities)

68557F209

(CUSIP Number)

December 14, 2023

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒	Rule 13d-1(b)

☒	Rule 13d-1(c)

☐	Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 68557F209	Page 2 of 6 Pages

1	NAMES OF REPORTING PERSONS:
Robert D. Keyser., Jr
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☐
3	SEC USE ONLY:

4	CITIZENSHIP OR PLACE OF ORGANIZATION:
Florida

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER: 2,132,900 (1)
	6	SHARED VOTING POWER: 65,245 (2)
	7	SOLE DISPOSITIVE POWER: 2,132,900 (1)
	8	SHARED DISPOSITIVE POWER: 65,245 (2)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:
2,198,145
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):
☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):
15.2% (3)
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):
IN

(1) Consists of 227,161 shares of common stock held by Robert D. Keyser, Jr., 1,056,688 shares of common stock held by Sixth Borough Capital Fund, LP, 549,051 shares of common stock held by Dawson James Securities, Inc. and 300,000 shares of common stock held by Ark Financial Services, Inc. Mr. Keyser has voting and dispositive power with respect to shares held by Sixth Borough Capital Fund, LP, Dawson James Securities, Inc., and Ark Financial Services, Inc. These amounts exclude common stock issuable upon the exercise of warrants held by the Reporting Persons, as such warrants are not excisable within 60 days of the date hereof.

(2) Consists of 65,245 shares of common stock held by Auxol Capital, LLC. Mr. Keyser has shared voting and dispositive power with respect to shares held by Auxol Capital, LLC. These amounts exclude common stock issuable upon the exercise of warrants held by the Reporting Persons, as such warrants are not excisable within 60 days of the date hereof.

(3) Consists of 65,245 shares of common stock held by Auxol Capital, LLC, 227,161 shares of common stock held by Robert D. Keyser, Jr., 1,056,688 shares of common stock held by Sixth Borough Capital Fund, LP, 549,051 shares of common stock held by Dawson James Securities, Inc. 300,000 shares of common stock held by Ark Financial Services, Inc. based on 14,441,045 shares outstanding pursuant to the Form 10-K filed with the SEC on March 31, 2023. The amount set forth in the table represents the ownership of the reporting person as of the date hereof. These amounts exclude common stock issuable upon the exercise of warrants held by the Reporting Persons, as such warrants are not excisable within 60 days of the date hereof.

CUSIP No. 68557F209	Page 3 of 6 Pages

1	NAMES OF REPORTING PERSONS:
Sixth Borough Capital Fund, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☐
3	SEC USE ONLY:

4	CITIZENSHIP OR PLACE OF ORGANIZATION:
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER: 1,056,688 (1)
	6	SHARED VOTING POWER: 0
	7	SOLE DISPOSITIVE POWER: 1,056,688 (1)
	8	SHARED DISPOSITIVE POWER: 0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:
1,056,688 (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):
☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):
7.3% (1)
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):
PN

(1) Consists of 1,056,688 shares of common stock held by Sixth Borough Capital Fund, LP. The ownership percentage is based on 14,441,045 shares outstanding pursuant to the Form 10-K filed with the SEC on March 31, 2023. The amount set forth in the table represents the ownership of the reporting person as of the date hereof. These amounts exclude common stock issuable upon the exercise of warrants held by the Reporting Persons, as such warrants are not excisable within 60 days of the date hereof.

CUSIP No. 68557F209	Page 4 of 6 Pages

Item 1(a)	Name of Issuer:

NEXTPLAT CORP
Item 1(b)	Address of Issuer’s Principal Executive Offices:
3250 Mary St., Suite 410, Coconut Grove, FL 33133
Item 2(a)	Name of Person Filing:

This statement is filed by:

(i) Robert D. Keyser, Jr.; and

(ii) Sixth Borough Capital Fund, LP.

The foregoing person(s) are hereinafter sometimes collectively referred to as the “Reporting Persons.”

The filing of this statement should not be construed as an admission that any of the Reporting Persons is, for the purposes of Section 13 of the Act, the beneficial owner of the common stock reported herein.

Item 2(b)	Address of Principal Business Office or, if none, Residence:
The address of the principal business office for each of the Reporting Persons is: 1515 N. Federal Highway, #300, Boca Raton, FL 33432
Item 2(c)	Citizenship:

Florida (Robert D. Keyser, Jr.) Delaware (Sixth Borough Capital Fund, LP)
Item 2(d)	Title of Class of Securities:

Common stock, $0.0001 par value
Item 2(e)	CUSIP Number:

68557F209
Item 3.	If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:
X

(a) Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);

(b) Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

(c) Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);

(d) Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

(e) An investment adviser in accordance with 240.13d-1(b)(1)(ii)(E);

(f) An employee benefit plan or endowment fund in accordance with 240.13d-1(b)(1)(ii)(F);

(g) A parent holding company or control person in accordance with 240.13d-1(b)(1)(ii)(G);

(h) A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i) A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act (15 U.S.C. 80a-3);

(j) A non-U.S. institution in accordance with 240.13d-1(b)(1)(ii)(J);

(k) Group, in accordance with 240.13d-1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with 240.13d-1(b)(1)(ii)(J), please specify the type of institution:

CUSIP No. 68557F209	Page 5 of 6 Pages

Item 4.	Ownership

The information required by Items 4(a) – (c) is set forth in Rows (5) – (11) of the cover page for each Reporting Person hereto and is incorporated herein by reference for each such Reporting Person.
Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following [ ].

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.
Not applicable
Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.
Not applicable

Item 8.	Identification and Classification of Members of the Group.
Not applicable
Item 9.	Notice of Dissolution of Group.
Not applicable
Item 10.	Certifications.
Not applicable

CUSIP No. 68557F209	Page 6 of 6 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

April 7, 2023

Sixth Borough Capital Fund LP

By:	/s/ Robert D. Keyser, Jr.
Name:	Robert D. Keyser, Jr.
Title:	Managing Partner

Robert D. Keyser, Jr.

/s/ Robert D. Keyser, Jr.